UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2016

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro65(Euljiro2-ga), Jung-gu

Seoul 100-999, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Changes to the Merger Ratio and Number of New Shares to be Issued

Relating to the Merger of SK Broadband and CJ HelloVision

The information relating to the merger of SK Broadband Co., Ltd. ( “SK Broadband”) and CJ HelloVision Co., Ltd. (“CJ HelloVision”) set forth in “Item 4. Merger Ratio”, “Item 5. Calcuation Basis for Merger Ratio” and “Item 6. Class and Number of New Shares to be Issued” of the Form 6-K furnished by SK Telecom Co., Ltd. on November 4, 2015 with respect to the “Decision on Merger of SK Broadband” is amended and replaced as follows.

4. Merger Ratio		1:0.4761236
5. Calculation Basis for Merger Ratio

(a) The merger price of CJ HelloVision (a listed corporation) was calculated pursuant to Article 176-5(1)(1) of the Enforcement Decree of the Financial Investment Services and Capital Markets Acts of Korea (“FSCMA”) and the merger price of SK Broadband (a non-listed corporation) was computed pursuant to Article 176-5(1)(2) of the Enforcement Decree of the FSCMA. Such merger prices were used as a basis for computing the merger ratio. The merger prices and the merger ratio were reviewed by an external appraisal agency, Samil PricewaterhouseCoopers.

(b) The merger price of CJ HelloVision was calculated using a calculation date of November 1, 2015, which is one day prior to the earlier of (i) the date of the relevant board resolution (November 2, 2015) and (ii) the date of the merger agreement (November 2, 2015), pursuant to Article 176-5 of the Enforcement Decree of the FSCMA. The merger price of CJ HelloVision was calculated as the arithmetic mean of (i) the weighted average of the share prices for the most recent one-month period, (ii) the weighted average of the share prices for the most recent one-week period and (iii) the closing share price on the calculation date. The merger price of SK Broadband was calculated using intrinsic value, determined by the weighted average of asset value and profit value at a ratio of 1 to 1.5.

Merger price of CJ HelloVision’s common stock: KRW 10,680

Merger price of SK Broadband’s common stock: KRW 5,085

As a result of this merger, a total of 142,103,951 common shares will be issued to SK Telecom Co., Ltd. (“SK Telecom”), the sole shareholder of SK Broadband. SK Telecom will be allocated 0.4761236 shares of the merged entity for each share of SK Broadband and the record date for dividend payments on the newly issued shares will be January 1, 2016.

6. Class and Number of New Shares to be Issued	Common Shares	142,103,951

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Sunghyung Lee
(Signature)
Name: Sunghyung Lee
Title: Senior Vice President

Date: February 16, 2016

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